PRESS RELEASE

Banro Announces Q1 2014 Financial Results

Toronto, Canada – May 13, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the first quarter of 2014.

FINANCIAL HIGHLIGHTS

•	Revenue of $30.4 million ($33.2 million in Q1 2013) and a net loss of $0.7 million or $0.00 per share (net income of $6.3 million or $0.03 per share in Q1 2013)
•	Cash and cash equivalents of $17.4 million at March 31, 2014 ($4.5 million at December 31, 2013)

OPERATIONAL HIGHLIGHTS

•	Production of 20,137 ounces of gold in Q1 2014 (compared to 19,602 ounces in Q1 2013)
•	Sales of 24,427 ounces of gold at an average price of $1,246 (20,456 ounces of gold were sold in Q1 2013 at an average gold price of $1,621 per ounce in Q1 2013)

“Banro is now at a positive turning point,” commented Dr. John Clarke, President & CEO. “The upgrade program at Twangiza is complete and construction at Namoya is complete. The Namoya plant is now undergoing testing and hot commissioning.”

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

The table below provides a summary of financial and operating results for the three months ended March 31, 2014 compared to the corresponding period in 2013 as well as the fourth quarter of 2013:

	Q1 2014	Q4 2013	Q1 2013
Selected Financial Data
Revenues	30,439	27,022	33,169
Total mine operating expenses[1]	(24,094)	(23,661)	(22,215)
Gross earnings from operations	6,345	3,361	10,954
Net (loss)/income	(704)	2,086	6,269
Basic net (loss)/earnings per share ($/share)	0.00	0.01	0.03
Key Operating Statistics
Average gold price received ($/oz)	1,246	1,264	1,621
Gold sales (oz)	24,427	21,379	20,456
Gold production (oz)	20,137	22,858	19,602
All-in sustaining cost per ounce ($/oz)[2]	1,035	841	1,141
Adjusted all-in sustaining cost per ounce ($/oz)[3]	853	899	1,093
Cash cost per ounce ($/oz)[2]	978	760	840
Adjusted cash cost per ounce ($/oz)[3]	807	813	805
Gold margin ($/oz)[2]	268	504	816
Financial Position
Cash and cash equivalents	17,433	4,452	17,293
Gold bullion inventory at market value[4]	1,231	6,281	3,240
Total assets	852,574	822,033	669,424
Long term debt	159,713	158,599	155,664

(1) Includes depletion and depreciation.

(2) All-in sustaining cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to the non-IFRS measures section of this press release for additional information.

All-in sustaining cost per ounce, cash cost per ounce and gold margin for Q1 2013 have been restated on a production basis as compared to a sales basis in prior periods.

(3) All-in sustaining cost per ounce and cash cost per ounce have been adjusted to be presented on a sales basis as opposed to the current presentation which is on a production basis

(4) This represents 953 ounces of gold bullion inventory, with a cost of $786, shown at the March 31, 2014 closing market price of $1,292 per ounce of gold.

•	Revenues during the three month period ended March 31, 2014 were $30,439, compared with revenue of $27,022 for the fourth quarter of 2013 and $33,169 for the first quarter of 2013.

•	Mine operating expenses, including depletion and depreciation, for the three month period ended March 31, 2014 were $24,094 compared to $23,661 for the fourth quarter of 2013 and $22,215 for the first quarter of 2013. Production costs for the three months ended March 31, 2014 were $19,703 compared to $17,379 for the fourth quarter of 2013 and $16,475 for the first quarter of 2013.

•	Gross earnings from operations for the three months ended March 31, 2014 were $6,345, compared to $3,361 for the fourth quarter of 2013 and $10,954 for the first quarter of 2013.

•	Cash costs per ounce on a production basis for the three months ended March 31, 2014 were $978 per ounce of gold (compared to $760 per ounce of gold for the fourth quarter of 2013 and $840 for the first quarter of 2013) and all-in sustaining costs were $1,035 (compared to $841 per ounce of gold for the fourth quarter of 2013 and $1,141 for the first quarter of 2013). Cash costs for Q1 2014 were higher than prior quarters due to a shift in the Company’s typical gold shipment cycle to accommodate the holiday season in December resulting in a higher amount of gold bullion in inventory at the end of the 2013 reporting period. Inventory adjustments of $2,757 were subsequently recognized as production costs within the Company’s statement of comprehensive (loss)/income in the first quarter of 2014. Adjusted cash costs per ounce and all-in sustaining costs per ounce, on a sales basis, are $807 and $853, respectively. All-in sustaining costs per ounce and cash costs per ounce are non-IFRS measures. Refer to the non-IFRS measures section of this press release for additional information.

2

(ii) Operational

•	The Twangiza and Namoya mines continue to have an LTIFR (lost time injury frequency rate) which would equate to a 5-star safety rating per the standards of the National Occupational Safety Association (“NOSA”) of South Africa.

•	During the three months ended March 31, 2014, the plant at the Twangiza Mine processed 252,691 tonnes of ore (compared to 239,100 tonnes during the corresponding period in 2013 and 282,831 tonnes in Q4 2013) and at an indicated head grade of 2.73 g/t Au (compared to 3.04 g/t Au during the corresponding period in 2013 and 3.15 in Q4 2013) and a recovery rate of 84.97% (compared to 84.50% during the corresponding period in 2013 and 84.40% in Q4 2013) to produce 20,137 (compared to 19,602 during the corresponding period in 2013 and 22,858 in Q4 2013) ounces of gold.

•	During Q1 2014, 24,427 ounces of gold were sold at an average gold price of $1,246 per ounce (compared to sales of 20,456 ounces of gold an average price of $1,621 per ounce obtained during the corresponding period in 2013) for total revenues of $30,439 (compared to total revenues of $33,169 during Q1 2013).

(iii) Construction & Development

•	The installation of the final part of the Twangiza upgrade program, the second Elution Circuit, was complete at the end of April 2014. Supplier commissioning engineers are due on site during the latter part of May 2014 to conduct their final testing of the installed equipment.

•	The Namoya plant has commenced hot commissioning as construction is complete. Commercial production is expected during the third quarter of 2014 due to the late start of commissioning.

•	During the first quarter of 2014, the Namoya mine produced 3,362 ounces of gold from 129,372 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.91g/t Au.

(iv) Exploration

•	In a press release dated March 27, 2014, the Company released its annual Mineral Reserve and Mineral Resource estimate, a summary of which is set out in the tables below:

	December 31, 2013	change	December 31, 2012
Banro Corporation	(Moz)	(%)	(Moz)
Total Proven and Probable Mineral Reserves	2.36	53%	1.54
Total Measured and Indicated Mineral Resources[1]	8.35	(18)%	10.18
Total Inferred Mineral Resources	5.32	(24)%	7.01

(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

3

Banro Corporation	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Total Proven	28.01	1.92	1.73
Total Probable	9.38	2.09	0.63
Total Proven and Probable	37.39	1.96	2.36

Measured	36.28	2.13	2.49
Indicated	124.81	1.46	5.85
Total Measured and Indicated Mineral Resources[1]	161.10	1.61	8.35
Total Inferred Mineral Resources	98.32	1.68	5.32

(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

•	The update to the Company’s Mineral Reserves resulted in a 53% increase in Mineral Reserves to 2.36Moz, mainly as a result of converting 73% (equivalent to 1.34Moz) of 1.83Moz Measured and Indicated Mineral Resources at Namoya into Mineral Reserves. Additional information regarding the Company’s Mineral Reserves and Mineral Resources is included in the Company’s press release dated March 27, 2014.

(v) Corporate development

•	In February 2014, the Company completed a $40 million financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement will pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 55,525,000 common shares of the Company at a strike price of $0.7204 per common share

•	In March 2014, the Company renegotiated for the remaining principal of its $10 million loan from Banque Commerciale du Congo (“BCDC”) to be repayable in monthly installments of $500 compared to the original repayment terms of ten equal monthly installments of $1 million.

•	In May 2014, the Company renegotiated an agreement, in principle (pending written confirmation), of its $15 million facility with Ecobank to be repayable in four equal quarterly payments commencing May 30, 2015, with the subsequent three quarterly payments occurring in August 2015, November 2015, and February 2016. The Ecobank facility was originally repayable in four equal quarterly payments commencing May 30, 2014.

4

Twangiza Mine

During the first quarter of 2014, mill throughput was low mostly as a result of seasonally excessive rains.

TWANGIZA MINE	Q1 2014	Q4 2013	Q1 2013

Gold sales (oz)	24,427	21,379	20,456
Gold produced (oz)	20,137	22,858	19,602
Material mined (t)	727,153	902,416	973,904
Ore mined (t)[1]	296,324	366,625	492,529
Valley fill mined (t)	49,854	-	-
Waste mined (t)	381,245	535,791	482,375
Strip ratio (t:t)[2]	1.29	1.46	0.98
Ore milled (t)[1]	252,691	282,831	239,100
Head grade (g/t)[3]	2.73	3.15	3.04
Recovery (%)	84.97	84.40	84.50
Cash cost per ounce ($US/oz)[4]	978	760	840
Adjusted cash cost per ounce ($US/oz)[5]	807	813	805

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2) Strip ratio is calculated as waste mined divided by ore mined, not including valley fill material.

(3) Head grade refers to the indicated grade of ore milled.

(4) Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of this press release for additional information.

(5) Cash cost per ounce has been adjusted to be presented on a sales basis as opposed to the current presentation which is on a production basis

Cash costs per ounce for Q1 2014, on a production basis, were higher than prior quarters due to a shift in the Company’s typical gold shipment cycle to accommodate the holiday season in December resulting in a higher amount of gold bullion in inventory at the end of the 2013 reporting period. Inventory adjustments of $2,757 were subsequently recognized as production costs within the Company’s statement of comprehensive (loss)/income in the first quarter of 2014. Adjusted cash costs per ounce and all-in sustaining costs per ounce, on a sales basis, are $807 and $853, respectively.

5

	Q1 2014	Q4 2013	Q1 2013
Cost per tonne material mined	($US/t)	($US/t)	($US/t)
Mining Costs	6.4	5.6	3.0
Processing Costs	11.2	9.3	7.9
Overhead	5.7	6.7	5.5
Inventory Adjustments	3.8	(2.4)	0.5
Total cost per tonne material mined	27.1	19.2	16.9

	Q1 2014	Q4 2013	Q1 2013
Cost per tonne ore milled	($US/t)	($US/t)	($US/t)
Mining Costs	18.4	18.0	12.2
Processing Costs	32.1	29.8	32.3
Overhead	16.5	21.2	22.2
Inventory Adjustments	10.9	(7.5)	2.1
Total cost per tonne ore milled	78.0	61.5	68.9

	Q1 2014	Q4 2013	Q1 2013
Cost per ounce produced	($US/oz)	($US/t)	($US/oz)
Mining Costs	231	222	149
Processing Costs	403	369	394
Overhead	207	263	271
Inventory Adjustments	137	(94)	26
Total cash cost per ounce	978	760	840

Mining

A total of 727,153 tonnes of material (Q1 2013 – 973,904) were mined during the three month period ended March 31, 2014. Total ore mined was 296,324 tonnes (Q1 2013 – 492,529 tonnes). The strip ratio for Q1 2014 was 1.29 as compared to 0.98 during the corresponding period in 2013.

Processing & Engineering

For the three month period ended March 31, 2014, the plant at the Twangiza Mine processed 252,691 tonnes of ore (Q1 2013 – 239,100 tonnes). Throughput continued to be negatively impacted during the rainy periods which effectively spanned the full first quarter of 2014. Rainfall during the first quarter of 2014 was much heavier than normal. Because rainfall will continue to be part of the operating environment at Twangiza, the Company has put in place a plan to address this issue, which includes the installation of a roof above the Run-of-Mine pad to secure adequate dry stockpile material to maintain steady throughput. The Company expects that, with the ending of the rainy season, Twangiza will be able to start to benefit from the process plant improvements facilitated during 2013. Recoveries during the quarter improved to an average rate of 84.97% (Q1 2013 – 84.50%), primarily as a result of the longer residence time of material with the installation of additional tank capacity as part of the plant upgrade.

6

Twangiza Plant Optimization and Expansion

Installation of the final part of the Twangiza upgrade program, the second Elution Circuit, was complete at the end of April 2014. Supplier commissioning engineers are due on site during the latter part of May 2014 to conduct their final testing of the installed equipment.

Sustaining Capital Activities

During the first quarter of 2014 and subsequently up to the date of this press release, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Mine:

•	ROM Pad Roofing

40% of the final ROM pad roof area has been completed. Installation of this first part of the ROM pad roof assisted in the management of the operations during heavy rains.

•	Tailings Management Facility (“TMF”)

Due to the excessive rains during the period, limited work was done on the TMF.

Namoya Mine Development

Construction of the open pit hybrid CIL/heap leach mine at Namoya is complete, other than minor civil works including the second carbon-in-solution column and the TMF, all of which are expected to be completed by the end of May 2014. The plant is undergoing commissioning with commercial production expected during the third quarter of 2014. During the first quarter of 2014, the Namoya Mine produced 3,362 ounces of gold from 129,372 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.91 g/t Au.

Key Achievements in Q1 2014 and to the date of this press release

Mining continued at the Seketi and Mwendamboko pits during the first quarter of 2014 comprising 788,266 tonnes of material of which 248,347 tonnes were ore.

Given the prior delays experienced in the completion of construction of the plant at the Namoya Mine a plan was implemented in late 2013 to initiate trial stacking of ore on the completed leach pads. This plan consisted of bypassing the main Namoya ROM pad and transporting material directly to two mobile crushers which directly fed (including cement additions) the grasshoppers placed on the heap leach pads for stacking of ore. As part of this plan, the stacking of semi-agglomerated crushed ore on the heap leach pads commenced in October 2013, and spraying of cyanide on the stacked ore commenced in December 2013. Recovery of gold onto activated carbon within the carbon-in solution column commenced shortly thereafter. Gold on carbon was then stripped in the main CIL/gravity section of the plant’s carbon treatment facility (comprising of acid wash, elution, carbon regeneration, electrowinning, and the smelt house). While construction was being completed, and up to the date of this press release, the Company has continued to use mobile crushers and the processing scheme described above to produce gold.

As of the date of this press release, testing of installed equipment has progressed to the stage of hot commissioning, thus ready for final on-line commissioning with ore.

Production operations at Namoya during April were significantly impacted by reduced road access for bulk deliveries, such as fuel deliveries, due to exceptionally heavy regional rains along the access route between Uvira and Baraka. The fuel shortages did not impact the Namoya plant completion but did impair production of the semi-agglomerated starter heaps referred to above. Road access and fuel supply issues were resolved by the start of the May production month.

Exploration

As per the Company’s focus on cash flow management during the completion of development at Namoya, exploration work during the first quarter of 2014 comprised mainly of preparation for the remainder of the 2014 exploration program.

7

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

Non-IFRS Measures

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a production basis.

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a production basis.

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

	Q1 2014	Q4 2013	Q1 2013
Cash cost	($000's)	($000's)	($000's)
Mine operating expenses	24,094	23,661	22,215
Less: Depletion and depreciation	(4,391)	(6,282)	(5,740)
Total cash costs	19,703	17,379	16,475
Gold production (oz)	20,137	22,858	19,602
Cash cost per ounce ($/oz)	978	760	840

	Q1 2014	Q4 2013	Q1 2013
All-in sustaining cost	($000's)	($000's)	($000's)
Mine operating expenses	24,094	23,661	22,215
Less: Depletion and depreciation	(4,391)	(6,282)	(5,740)
Total cash costs	19,703	17,379	16,475
Sustaining capital	1,130	1,838	5,889
All-in sustaining costs	20,833	19,217	22,364
Gold production (oz)	20,137	22,858	19,602
All-in sustaining cost per ounce ($/oz)	1,035	841	1,141

8

	Q1 2014	Q4 2013	Q1 2013
Adjusted Cash cost	($000's)	($000's)	($000's)
Mine operating expenses	24,094	23,661	22,215
Less: Depletion and depreciation	(4,391)	(6,282)	(5,740)
Total cash costs	19,703	17,379	16,475
Gold sold (oz)	24,427	21,379	20,456
Adjusted cash cost per ounce ($/oz)	807	813	805

	Q1 2014	Q4 2013	Q1 2013
Adjusted All-in sustaining cost	($000's)	($000's)	($000's)
Mine operating expenses	24,094	23,661	22,215
Less: Depletion and depreciation	(4,391)	(6,282)	(5,740)
Total cash costs	19,703	17,379	16,475
Sustaining capital	1,130	1,838	5,889
All-in sustaining costs	20,833	19,217	22,364
Gold sold (oz)	24,427	21,379	20,456
Adjusted all-in sustaining cost per ounce ($/oz)	853	899	1,093

Q1 2014 Financial Results Conference Call Information

Toll Free (North America):	+1-877-223-4471
Toronto Local & International:	+1 647-788-4922

Q1 2014 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367	Passcode: 27794195
Toronto Local & International:	+1 416-621-4642	Passcode: 27794195

The conference call will replay will be available from 2:00PM EST on Wednesday May 14, 2014 until 11:59PM EST on Monday June 02, 2014.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

9

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the Mineral Resource and Mineral Reserve estimates included in this press release are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production, costs, cash flow and gold recoveries, Mineral Resource and Mineral Reserve estimates, potential Mineral Resources and Mineral Reserves and the Company’s development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Naomi Nemeth, Investor Relations,

+1 (416) 366-9189 or

+1-800-714-7938, Ext. 2802 or

info@banro.com,

Follow the Company on Twitter @banrocorp

10